UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
	(Amendment No. 5)*


        Conolog Corporation
	(Name of Issuer)

        Common Stock, $1.00 Par Value
	(Title of Class of Securities)

         208254-40-9
	(CUSIP Number)

	Arnold N. Bressler, Esq.
        One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165
             - (212) 594-5300
	(Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications)

         June 1, 1997
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement  o.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




I:\CORP\CONOLOG\78120IM.13S

CUSIP NO. 208254-40-9                                     PAGE 1

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		ROBERT S. BENOU
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                            b. x
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS*

		PF, OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		710,039
----------------------------------------------------------------
8	SHARED VOTING POWER

		-0-
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	       200,039
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		-0-
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	       710,039
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		  7.1%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		IN
----------------------------------------------------------------

CUSIP NO. 208254-40-9                                     PAGE 2

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		ARPAD J. HAVASY
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                            b. x
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS*

		OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		 50,126
----------------------------------------------------------------
8	SHARED VOTING POWER

		-0-
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	      50,126
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		-0-
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	      50,126
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		 1.8%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		IN
----------------------------------------------------------------

	The initial Schedule 13D of Robert S. Benou and Arpad J. Havasy (the "Schedule 13D") relating to the common stock, par value $1.00 per share (the "New Common Stock"), issued by Conolog Corporation is hereby amended by this Amendment No. 5 as follows:

Item 1.

	This Amendment relates to the shares of common stock, par value $1.00 per share, of Conolog Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 5 Columbia Road, Somerville, New Jersey 08876.

Item 4.	Purpose of Transaction.

		(a)	The Board of Directors of the Company has granted
                Mr. Benou and Mr. Havasy restricted stock awards in the amount of 200,000 shares and 50,000 shares, respectively, of the Company's Common Stock.

		Additionally, the 1,575,000 shares which CNL Holdings, Inc. ("CNL Holdings") had an option to acquire from The Chase Manhattan Bank, and over which Mr. Benou has the power to vote, were acquired by CNL Holdings and, except for 510,000 shares, were subsequently sold.

		Mr. Benou and Mr. Havasy also sold, from time to time, in open market transactions in small amounts, most of their own personal holdings.

Item 5.	Interest in Securities of the Issuer.

	(a) - (b)	Mr. Benou is the beneficial owner of 710,039 shares
        of New Common Stock. This represents 7.1% of the Company's issued and outstanding New Common Stock. Mr. Benou's beneficial ownership is comprised of (i) 200,039 shares over which he has sole voting and dispositive power and (ii) 510,000 shares owned by CNL Holdings over which Mr. Benou has sole voting power.


		Mr. Havasy is the beneficial owner of 50,126 shares of New Common Stock, representing, 1.8% of the Company's issued and outstanding shares, over which he has sole voting and dispositive power.

	(c) Mr. Benou and Mr. Havasy were granted stock by the Board of Directors on June 1, 1997.

		Messrs. Benou and Havasy each disclaims beneficial ownership of the shares owned by the other.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

		As previously reported, pursuant to an Irrevocable Proxy dated September 12, 1996, Mr. Benou has the sole power to vote the shares held by CNL Holdings.


		SIGNATURES

		After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


						/S/
						       Robert S. Benou


						/S/
						       Arpad J. Havasy
Dated:  October 24, 1997


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